HIGH ROLLER TECHNOLOGIES, INC.
400 SOUTH 4TH STREET, SUITE 500-#390
LAS VEGAS, NEVADA 89101

October 8, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jenna Hough

Re:	High Roller Technologies, Inc. Registration Statement on Form S-1 File No: 333-276176 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, High Roller Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, File No. 333-276176 (the “Registration Statement”), to become effective on October 10, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable  or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes its counsel, Aaron A. Grunfeld, Esq. of Law Offices of Aaron A. Grunfeld & Associates, to orally modify or withdraw this request for acceleration.

 Please contact Mr. Grunfeld at (310) 890-0790 with any questions you may have concerning this request, and please orally confirm to Mr. Grunfeld when this request for acceleration has been granted.

Very truly yours,

HIGH ROLLER TECHNOLOGIES, INC.

By:	/s/ Ben Clemes
Name:	Ben Clemes
Title:	Chief Executive Officer

cc:	Aaron A. Grunfeld, Esq.